

Mail Stop 7010   September 30, 2008

George R. Aylward, Jr.
Chief Executive Officer
Phoenix Investment Partners, Ltd.
56 Prospect Street
Hartford, Connecticut 06102

> **Re: Phoenix Investment Partners, Ltd.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 10, 2008**
> **File No. 001-10994**

Dear Mr. Aylward:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Consolidated Financial Data, page 33

1. We appreciate your response to comment 8 in our letter dated July 25, 2008, and the additional information provided. However, the nature of the pro forma adjustments for "shared services" and "new expense structure" remains unclear. The disclosure in the last paragraph on page 34, suggests the pro forma adjustments for these items do not address all of the shared services provided by PNX. However, this is not clearly addressed in the descriptions of the pro forma adjustments, which state the adjustments presented in the new expense structure column reflect the direct costs of the current expense structure and suggest the net effect of pro forma adjustments 2 and 3 is to remove the general overhead costs allocated by PNX because they will not be replicated in the new cost structure. It is not clear which services are being contemplated in the pro forma adjustments and the extent to which the pro forma statements of operations are not indicative of operations going forward because they exclude various operating expenses for services provided by PNX. The basis for adjusting the pro formas for some of the services but not for others is also unclear.

    Please provide us with greater detail of specifically how you determined which amounts to include and exclude from your pro forma adjustments and the resulting pro forma operating expenses. Provide clear, expanded discussion of the shared services provided by PNX under the agreement, including the specific nature and amount of significant components and an explanation of how each of the components has been treated in the pro formas. For amounts included in the pro forma adjustments, explain how the amounts are factually supportable and meet the requirements of Article 11. Please refer back to the concerns raised in prior comment 8 regarding the need for pro forma financial statements to be limited to reliably determinable information without the inclusion of forward-looking information.

2. Combined, pro forma employment expenses and other operating expenses for the year ended December 31, 2007, was reduced by $538,000 in Amendment No. 1 from the original filing. Please tell us the material components that contributed to this reduction and the reason for their decrease. Also, please explain the change in the amortization of intangible assets associated with the transferred business. Tell us the source of the amounts in the transferred business column.

3. In your response to comment 8 in our letter dated July 25, 2008, you state "these costs can be factually supported and objectively measured because the related material contracts and plans for such items, such as the company's headquarters lease and its employee benefit plans, have been negotiated or executed." In your discussion of the material components of these costs, requested above, please address the significant terms and conditions of the related contracts. Also, please clarify what precisely is meant by "negotiated or executed." Tell us whether the related material contracts have been executed. From the description of your principal offices on page 77, it does not appear you have finalized a new headquarters lease.

4. In Note 3 you state pro forma adjustments include amounts based on "the historical costs of the company when it operated as an independent publicly traded company," which appears to refer to your operations prior to 2001. Please explain the amount and nature of these costs and why you believe they are factually supportable, as contemplated by Rule 11-02(b) of Regulation S-X.   Tell us whether there are other amounts in adjustment 3 that have not been based on executed contracts.

5. Please expand pro forma adjustment 2 or provide a separate pro forma adjustment to clearly explain the transactions resulting in the adjustments to interest expense. Explain to us the basis for eliminating all historical interest expense.

6. You have adjusted your financial measure to remove restructuring and severance costs because you believe them to be "unusual items." In response to prior comment 12, you note that while the restructuring and severance costs appear to be recurring in both 2005 and 2006, the execution of a single restructuring spanned two financial reporting years. The restructuring was in response to the underperformance of certain investment strategies. The risk of underperforming

investment strategies is a key material risk to your business, and it is not clear how your response to this risk is an unusual or nonrecurring component of historical operations. Please clarify the special nature of the restructuring charges and explain why the exclusion of these costs results in a measure that is useful to investors.

7. Referring to comment 12 in our letter dated July 25, 2008 you state, "in response to the Staff's comments it has revised and removed realized and unrealized gains and losses from its financial measure by reconciling from operating income… instead of from net income." We note the unrealized gains and losses are still excluded from your performance measure, as well as interest expense and income taxes. In addition, the revised financial measure excludes interest income and other income. We repeat our comment requesting an explanation of the basis for presenting a financial performance measure that excludes these recurring items.

8. Please revise to reconcile your non-GAAP performance measure to net income. As highlighted by our comment above, the reconciliation to operating income may confuse investors as to the components being excluded from your measure. Please also refer to Question 14 in the Division's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

9. Please expand the discussion of your non-GAAP financial measure to address each disclosure item set forth in Question 8 of the Frequently Asked Questions. Please note your disclosures regarding the material limitations of your measure should address each reconciling item. For example, the discussion of interest expense could disclose that, because you have borrowed money in order to finance your operations, interest expense is a necessary element of your costs and ability to generate revenue and therefore, any measure that excludes interest expense has material limitations.

10. Please explain your statement that amortization attributable to acquired client relationships "is not a cost of operations."

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 41

11. While structured finance products do not make up a large portion of your assets under management, they appear to have a significant impact on your operations as they are frequently cited as a material reason for the changes discussed on pages 46 and 47. However we do not note any description of these products in MD&A or your business section. It appears a description of these products, market conditions or current events that affect their performance and management's views regarding any trends or uncertainties that may affect future performance would be useful information to an investor. Please revise to provide this expanded disclosure.

Liquidity and Capital Resources, page 56

12. We note your response to comment 13 in our letter dated July 25, 2008. However, in this section, please discuss the material terms of the PNX loan forgiveness in more detail than is provided in Note 9 to the financial statements, including a brief discussion of the nature of the negotiations that led to the PNX forgiveness of the debt, the amount forgiven, and amount of equity the notes were converted into.

13. We note your statement on page 57 that your outstanding note agreement contains certain financial and operating covenants. Please disclose the maximum debt-to-earnings ratio and minimum stockholder's equity you must maintain. Please also disclose the total amount outstanding under the PNX loan and disclose the amount(s) outstanding of any other debt and the total amount of your debt.

Critical Accounting Estimates, page 59

14. We note the disclosure on page 61, provided in response to comment 17 in our letter dated July 25, 2008. Please expand the disclosure to address the following:

- Investment management fees earned on separately managed accounts and institutional accounts are computed quarterly based on the market value of assets under management at the end of a quarter. Please clarify how the revenue is calculated for the monthly accrual.
- Expand your discussion of investment management fees on structured finance products to clarify how they are calculated. For example, how do you determine the amount of principal outstanding or the percentage used to calculate your fees?
- In the second paragraph, you discuss four possible sources of fair value. The valuation alternatives have very different characteristics and risks; for example, the use of a quoted market price is substantially different than a fair value determined by a pricing service. Please expand the disclosure to clarify the criteria used to select the fair value method (i.e. which assets are valued using which method?). Also, a table disclosing the amount of assets under management and the related investment management fees determined by each of the fair value methods would appear to be extremely useful disclosure for investors.
- For the assets valued by an independent pricing service, please disclose the method used to determine fair value, as well as all significant assumptions. Since it appears you are referring to a third-party valuation, you need to identify these experts or delete your reference to them. We also remind you that if you refer to experts in a filing under the Securities Act, you must name such experts and include their consent. Refer to Section 436(b) of Regulation C.

Expand the disclosure of your accounting policies in the footnotes to the financial statements as appropriate to address these issues.

15. We note your response to comment 18 in our letter dated July 25, 2008 and have the following additional comments:

- You were a subsidiary of a larger organization. However, there are audited financial statements for your company and, it would appear, substantial historical data regarding your operating expenses. It is not clear why you have not included any analysis of your operating expenses in the comparisons to other enterprises performed in your market approach. Explain how you can base your fair value on other enterprises without considering how your operating expenses compare in any way. Explain why you believe revenue alone can provide an indication of the value of your enterprise without considering how managers are compensated and supported and how other costs are managed. Explain why you believe using this one metric (revenue to price or market value) is a preferable method of valuing your reporting unit over methods including the consideration of other metrics, such as price to cash flow, price to earnings, market value to EBIT or EBITDA, etc.
- Clarify whether you are using historical revenues reported in the financial statements or some other amount as the input to your model. Tell us how you calculate run rate revenues and explain how you use run rate revenues and management fee rates in your analysis. Tell us what assumptions regarding growth, contract cancellations, etc., are inherent in your analysis.
- Tell us the comparable companies used in your analysis and provide a brief explanation of why you believe their revenue to fair value multiple is comparable to yours. Describe any weighting or other method used to perform the calculations.
- Please explain the method for applying a control premium. Tell us the basis for the existence and specific amount of the control premium.

16. On page 60 you have added disclosure in response to comment 18 in our letter dated July 25, 2008 on the impairment testing of indefinite-lived intangible assets. Please clarify specifically how the revenue multiple model is used to assess the fair value of an intangible asset. You discuss comparison with revenue trading multiples of peer asset management companies. However, it is not clear how these revenue multiples would be applied in the valuation of a specific intangible asset (e.g. individual investment advisory contracts). Clarify how the management fee rates and assets under management you are considering are related to the specific intangible assets being valued. As discussed above in our comment on goodwill, please clarify how revenue run rates, revenue multipliers, and other inputs are calculated. Tell us the comparable companies being used in your analysis, explain whether you are looking at their overall operations and explain how this applies to specific intangible assets being valued.

17. You state a 10% change in the multiple used to value indefinite-lived intangible assets would result in a $13.9 million change in the fair value of the identified intangible asset. However, it is not clear what the impact would be to the financial statements. This depends on the difference between the fair value of an intangible asset and its carrying amount. Please revise to disclose this difference and clarify the effect on your financial statements of a change in significant assumptions.

18. We note the additional disclosure on page 60 on impairment testing of definite-lived intangible assets and have the following comments:

   - For the useful life assumption you have provided a range of 2-16 years. You note this assumption is the most sensitive, and based on your recent impairment charges, it appears to directly impact your reported earnings. Please tell us the gross dollar amount of intangible assets being valued at each specific useful life, along with the amount of accumulated amortization. In other words, tell us the amount of gross and net intangible assets being valued based on an estimated life of 2 years, 3 years, 4 years, etc. Explain the basis for your selection of the estimated lives.
   - You disclose management "revises the lives, if necessary, based on the circumstances." Please provide us with a comprehensive, detailed discussion of the revisions made to this assumption during the periods presented, the corresponding impact of each revision on reported financial results, and management's basis for making such revisions.
   - Explain your basis for determining the market expense ratio based on an industry survey rather than your own historical operations. Identify the companies underlying the industry survey, how they have been aggregated in the industry survey and why this metric is preferable to using data from your own operations. While we note you were a subsidiary of another enterprise and future operations may reflect a different cost structure, it is still not clear why an industry average would provide a better measure.
   - You disclose a change in one year in the useful life of all identifiable intangible assets results in a change in fair value of $18.1 million. It is not clear how this would impact the financial statements. Please clarify how a change in significant assumptions would impact the financial statements. Given the recent impairment charges, please disclose the headroom between fair value and carrying value for significant definite-lived intangible assets.

Compensation of Executive Officers, page 83

Compensation Discussion and Analysis, page 83

19. We note your revised disclosure in response to comment 26 in our letter dated July 25, 2008. However, for each element of compensation that you engaged in

benchmarking, please also identify the applicable benchmark and its components, including the component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

20. We note your revised disclosure in response to comment 28 in our letter dated July 25, 2008. We further note your statement on page 89 that "Mr. Aylward's department goals were established at the beginning of 2007 based on PNX's overall strategic plan, including specific metrics that were used to measure department performance." Please disclose Mr. Aylward's performance goals for margin, net and gross flows, percent assets under management above benchmark, and customer service, and the actual results achieved in these areas.

Note 3 – Merger, Acquisitions, Goodwill and Other Intangible Assets, page F-13

21. As discussed in comment 34 in our letter dated July 25, 2008, your agreement with Harris obligates you to pay Harris the difference between the sub-advisory fees earned by Harris and a specified amount if Harris does not earn the specified amount in the first five-years of the agreement. In response to our request for additional disclosure, you disclosed, in part, "As the calculations are based on facts that can only be determined at the end of five years, and as there are significant variables that can impact such calculations, any obligation is not estimable at this time. We have done a hypothetical calculation as of June 30 2008, and determined that no payment would be required." Please tell us the specified amount of sub-advisory fees. Based on language in your original filing, it appears this amount is the upper limit on your obligation and would be useful disclosure for investors. Tell us the date(s) Harris was appointed a sub-advisor to certain funds, and the amount of fees they have earned from that date through June 30, 2008. Please confirm you do not believe it is probable a liability has been incurred and clarify whether you believe it is at least a reasonable possibility that a loss may have been incurred.

Note 15 – Other Related Party Transactions, page F-24

22. Please expand your discussion of the methods of allocating operating expenses to include management's assertion that the method used is reasonable. Refer to SAB Topic 1B.

For the Fiscal Quarter Ended June 30, 2008

Note 4 – Contingent Liabilities, page F-36

23. We note SCM Advisors, your wholly owned subsidiary, was named a respondent in arbitration in May 2008. Please revise your filing to disclose, if known, the amount of damages or remedy the plaintiffs are seeking. Clarify whether you believe it is probable, reasonably possible or remote that losses could be material. We caution you that a statement that a contingency is not expected to be material

does not satisfy the requirements of SFAS 5, if there is at least a reasonable
possibility that a loss exceeding any amounts already recognized may have been
incurred and the amount of that additional loss would be material to a decision to
buy or sell your securities.

*　　*　　*　　*

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may contact
Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting
Branch Chief, at (202) 551-3355 if you have questions regarding comments on the
financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at
(202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc:　　Gary I. Horowitz, Esq.
　　　　Simpson Thacher & Bartlett LLP
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